Filed by Pinnacle Financial Partners, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: BNC Bancorp

Commission File No. 000-50128

Associate Q&A

1.	Why are we doing this?

I’ve been preparing you for this idea for a number of months now – even before we began talking with BNC Bank. Just in case you missed it, review my blog on our growth strategy. I specifically laid out the targets for where we want to go (Charlotte, Raleigh, Charleston, Atlanta, etc.) and how we plan to get there.

This merger represents a huge opportunity for our company to expand into six of the nine markets we targeted. I want to be sure you understand where we are headed as a company. While the vision is expanding, the values and strategy remain the same. We want to:

•	Create a cool company filled with associates who share our values.

•	Take Pinnacle’s unique brand and excellent client experience to other urban, fast-growing markets in the Southeast.

•	Ensure our independence and reward our associates personally by producing a strong shareholder return.

2.	What’s the next step? When will the two companies combine?

Contingent on, among other things, regulatory and shareholder approvals, we anticipate closing the merger in the third quarter of 2017. That will technically complete the financial combination of the two firms.

Based on these projections, the system conversion would take place in 4Q 2017 or early 2018. It is at the time of the system conversion that BNC’s brand, signage, etc. will become Pinnacle’s.

3.	What does this do to our 2017 incentive plan?

There will be no impact to our 2017 incentive plan. Any non-recurring expenses associated with the merger will be isolated. We’ll talk more at the all-associate meeting on Tuesday.

4.	Will this result in any changes to Pinnacle’s compensation or benefits plans?

The merger will have no impact on Pinnacle’s compensation or incentive plans. In addition, you should not expect any degradation or major changes to your existing benefit plans.

5.	Will there be any office closures?

There are none planned in our legacy markets. BNC leadership will review the branch distribution in their markets and make decisions. We anticipate some office closures will occur as a result of their review.

6.	Will any current Pinnacle associates be eliminated as a result of the consolidation?

No.

7.	What are Pinnacle’s plans for adding infrastructure to support this rapid growth in staff?

With this acquisition we are adding nearly twice as many offices, two-thirds the assets and nearly doubling the associate base.

I recognize this is a lot of growth. One of our priorities is to increase profitability and productivity. We recognize that to achieve the growth we desire, we will need to add associates in operational areas to support the growth. We will be sure to approach that thoughtfully and work with leaders to understand the impacts.

8.	How much internal focus will integration require?

Hugh Queener will once again lead an implementation team in the complete planning and execution of this project. He will name a cross-functional group of Pinnacle associates to participate on that team.

While this will be a monumental undertaking for our operating staff, it is expected to have only modest impact on our client contact associates, enabling the continued rapid growth of our companies. I hope you’ve experienced that with our other mergers.

Areas like systems support, operations, training, communications and others will be heavily involved in ensuring the integration is a success. Please be mindful of this as you interact with these teams. Remember, we all win together and lose together. Support your fellow associates and offer your partnership to get this done.

9.	Do BNC and Pinnacle share the same credit discipline?

Like Pinnacle, BNC has strong credit quality and client selection. We expect the integration of our credit cultures to be relatively smooth.

10.	How will the firm’s leadership be affected by the merger?

One of the differentiating aspects of Pinnacle’s culture has been our flat organizational structure and access to leadership. To that end, key leaders at BNC Bank, including CEO Rick Callicutt and CFO David Spencer, will continue with the combined company with primary responsibility for the Carolinas and Virginia. We hope to retain key leaders in all BNC markets.

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There are a few changes we will make to support a larger organization. There is minimum impact to associates. Here’s what it looks like:

•	My role will shift somewhat. When we did our latest book club – The One Thing – I asked each book club leader to poll their attendees on what they thought my “one thing” should be. As always there is never just one answer, but I could boil all the answers down into one key function – guiding the strategy, mission, vision and values for our company. In order to do this across a much larger organization, I will have to be somewhat less involved in managing day-to-day activities in each market and depend on key leaders.

•	Rob McCabe will lead the Tennessee market. Rob has agreed to assume leadership for Tennessee. This means that market leaders in Tennessee will report to Rob.

•	Rick Callicutt will lead the Carolinas and Virginia. Rick is a strong leader with a great track record for performance. I’m confident in his ability to lead his team in executing the Pinnacle strategy and integrating the culture in his markets.

•	Key functions will continue to support the company as a whole including finance, operations, human resources, etc.

11.	As we get bigger and more spread out, will we have to stop doing some of the things that have become Pinnacle traditions – like the summer picnic or the anniversary party?

Several of us have already been thinking about how we manage these things across a larger organization. I hope to release our 2017 calendar of events soon. I anticipate we will have several events each year within each market (picnic, baseball games, etc.) as well as an opportunity for everyone in the market to get together and celebrate (anniversary party). We will also consider what a company-wide event might entail.

It will likely be a challenge to get associates from Charleston together with associates from Memphis. However, we will look for opportunities to engage people across markets in getting to know one another better.

Ultimately, we remain committed to the fun and celebratory environment that we have built.

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Forward-Looking Statements

All statements, other than statements of historical fact, included in this communication, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits to Pinnacle Financial Partners, Inc. (“Pinnacle”) and BNC Bancorp (“BNC”) of the proposed merger, Pinnacle’s and BNC’s future financial and operating results (including the anticipated impact of the merger on Pinnacle’s and BNC’s earnings and tangible book value) and Pinnacle’s and BNC’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle and BNC to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure to obtain the necessary approvals by Pinnacle and BNC shareholders, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability to obtain required governmental approvals of the proposed merger, (8) reputational risk and the reaction of the parties’ customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions to be satisfied, or any unexpected delay in closing the merger, (10) the risk that the integration of Pinnacle’s and BNC’s operations will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Pinnacle’s issuance of additional shares of its common stock in the merger or related to the merger and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in Pinnacle’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, or BNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Pinnacle and BNC disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of Pinnacle’s and BNC’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Pinnacle with the SEC may be obtained free of charge at Pinnacle’s website at www.pnfp.com, under the heading “About Pinnacle” and the subheading “Investor Relations,” or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Pinnacle by requesting them in writing to Pinnacle Financial Partners, Inc., 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, Attention: Investor Relations, or by telephone at (615) 744-3700.

The documents filed by BNC with the SEC may be obtained free of charge at BNC’s website at www.bncbanking.com under the “Investor Relations” section, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from BNC by requesting them in writing to BNC Bancorp, 3980 Premier Drive, Suite 210, High Point, North Carolina 27265, Attention: Investor Relations, or by telephone at (336) 869-9200.

In connection with the proposed transaction, Pinnacle intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of BNC and Pinnacle and a prospectus of Pinnacle, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BNC and Pinnacle are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Pinnacle or BNC as described in the paragraphs above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Pinnacle, BNC, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Pinnacle’s and BNC’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Pinnacle and their ownership of Pinnacle common stock is set forth in the definitive proxy statement for Pinnacle’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 10, 2016, and other documents subsequently filed by Pinnacle with the SEC. Information about the directors and executive officers of BNC and their ownership of BNC common stock is set forth in the definitive proxy statement for BNC’s 2016 annual meeting of shareholders, as previously filed with the SEC on April 6, 2016, and other documents subsequently filed by BNC with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.